United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to 240.13d-1(a) and Amendments Thereto Filed Pursuant to 240.13d-2(a)

Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

Leap Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

52187K101
(CUSIP Number)

Scott A. Samuels
Senior Vice President, General Counsel
BeiGene, Ltd.
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue, Camana Bay
Grand Cayman KY1-1108 Cayman Islands
+1 (345) 949 4123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52187K101	13D	Page 2

1	Names of Reporting Persons BeiGene, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		Sole Voting Power
	7.	12,153,074(1)
Shared Voting Power

	8.	-0-
Sole Dispositive Power
	9.	12,153,074(1)
Shared Dispositive Power
	10.	-0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,153,074(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.2%(2)
14	Type of Reporting Person CO

(1)Includes 4,804,637 shares of Common Stock issuable upon the exercise of a currently-exercisable warrant.
(2)Based on 87,277,113 shares of common stock, par value $0.001 per share, outstanding immediately after the Offering (as defined in Item 3 below), as disclosed in the Issuer’s Prospectus Supplement filed with the United States Securities and Exchange Commission (the "SEC") on September 22, 2021.
("SEC") on September 22, 2021.

CUSIP No. 52187K101	13D	Page 3

Explanatory Note

This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on March 23, 2020 (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of Leap Therapeutics, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On September 22, 2021, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Piper Sandler & Co. and Raymond James & Associates, Inc., as representatives of the underwriters listed therein, relating to an underwritten public offering (the "Offering") of (a) 22,828,072 shares of the Issuer’s Common Stock, at a public offering price of $2.85 per share, and (b) pre-funded warrants to purchase 8,771,928 shares of Common Stock at a public offering price of $2.849 per pre-funded warrant (the "Pre-Funded Warrants"). The Common Stock and the Pre-Funded Warrants were offered and sold by the Issuer pursuant to an effective shelf registration statement on Form S-3 (Registration No. 333-248797) that was previously filed by the Issuer with the SEC on September 14, 2020 and was declared effective by the SEC on October 16, 2020.

BeiGene purchased 2,543,800 shares of Common Stock in the underwritten public offering, at an offering price of $2.85 per share, for an aggregate purchase price of $7,249,830. The closing of such purchase occurred on September 24, 2021.

All funds for the purchase of the securities were obtained from the working capital of BeiGene.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference. BeiGene acquired the securities described in this Amendment for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions BeiGene might undertake may be made at any time and from time to time without prior notice and will be dependent upon BeiGene’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

BeiGene may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, BeiGene may engage in discussions with management, the board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including, but not limited to: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that BeiGene will take any of the foregoing actions, that any proposed transaction will receive the requisite approvals from the respective governing bodies and securityholders, as applicable, or that any such transaction will be successfully implemented.

Except as disclosed in this Amendment, BeiGene currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. BeiGene may, however, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to those items and/or may determine to acquire additional securities of the Issuer or dispose of or hedge its investment in securities of the Issuer.

CUSIP No. 52187K101	13D	Page 4

Item 5. Interest in Securities of the Issuer.

(a)- (b) BeiGene may be deemed to have the following:

(i)Sole power to vote of direct the vote: 12,153,074

(ii)Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 12,153,074

(iv) Shared power to dispose or direct the disposition of: -0-

The Common Stock reported as beneficially owned by BeiGene, including 4,804,637 shares of Common Stock issuable upon the exercise of a currently-exercisable warrant, represents 13.2% of the Issuer’s outstanding Common Stock. This calculation is based on the Issuer having 87,277,113 outstanding shares of Common Stock immediately after the Offering, as disclosed in the Issuer’s Prospectus Supplement filed with the SEC on September 22, 2021.

(c) Other than the purchase of the securities disclosed in this Amendment, BeiGene has not effected any transactions with respect to the Issuer’s Common Stock within the last 60 days.

(d) To the knowledge of BeiGene, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially owned by BeiGene.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 7, 2020, the Issuer issued 473,934 shares of Series B Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock (the "Series B Preferred Stock") to BeiGene for approximately $5 million in a private placement exempt from registration under the Securities Act of 1933, as amended. Upon shareholder approval and conversion of Series B Preferred Stock, on March 12, 2020, the Issuer issued to BeiGene 4,804,637 shares of Common Stock. Concurrently with the execution of the securities purchase agreement for the Series B Preferred Stock, the Issuer entered into a registration rights agreement with BeiGene and other purchasers (the "Registration Rights Agreement"), pursuant to which the Issuer agreed, following demand by any purchaser, to file with the Securities and Exchange Commission a Registration Statement on Form S-3 covering the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock or exercise of coverage warrants as promptly as reasonably practicable following such demand, and in any event within 60 days after such demand. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified by reference to the full text of such agreement, which was filed as an exhibit to the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEIGENE, LTD.

Date: September 28, 2021	By:	/s/ Scott A. Samuels
	Name:	Scott A. Samuels
	Title:	Senior Vice President, General Counsel